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Exhibit 12.1

La Quinta Corporation

	La Quinta Corporation (a)			The La Quinta Companies (a)
	Six Months Ended June 30,		Years Ending December 31,
	2003	2002	2002	2001	2000	1999	1998
Fixed Charges:
Interest expense including amortization of debt issue costs and discounts and premiums related to indebtedness	32,216	39,815	67,840	102,116	186,951	244,973	178,458
Interest capitalized	—	474	474	1,633	824	7,116	13,480
Estimated interest component of rent expense	528	579	1,123	1,192	1,249	928	440
Preferred stock dividends (b)	9,000	9,000	18,000	18,000	18,000	16,283	8,444

Total Fixed Charges	41,744	49,868	87,437	122,941	207,024	269,300	200,822

Earnings:
Add:
Pretax (loss) income from continuing operations before minority interests in consolidated subsidiaries	(94,448)	15,998	(49,322)	(282,143)	(332,898)	59,412	136,280
Fixed charges	41,744	49,868	87,437	122,941	207,024	269,300	200,822
Amortization of capitalized interest	266	266	531	538	488	760	1,962

	(52,438)	66,132	38,646	(158,664)	(125,386)	329,472	339,064

Less:
Interest capitalized	—	474	474	1,633	824	7,116	13,480
Preferred stock dividends (b)	9,000	9,000	18,000	18,000	18,000	16,283	8,444

Total Adjusted Earnings	(61,438)	56,658	20,172	(178,297)	(144,210)	306,073	317,140

Ratio of Earnings to Fixed Charges	—	1.14	—	—	—	1.14	1.58
Deficiency in the Coverage of Fixed Charges by Earnings	(103,182)	—	(67,265)	(301,238)	(351,234)	—	—

(a)
On January 2, 2002, LQ Corporation and LQ Properties completed the reorganization of the two companies whereby LQ Properties became a subsidiary controlled by LQ Corporation. As a result, the combined/consolidated ratios presented under the heading "The La Quinta Companies" for the years 1998 through 2001 are comparable to the LQ Corporation consolidated ratios for the six months ended June 30, 2002 and 2003 as well as those presented for the year ended December 31, 2002.

(b)
With the exception of amounts payable by its taxable real estate investment trust (REIT) subsidiaries and taxes payable on built-in gains, if any, LQ Properties is not expected to pay income tax as a REIT. Accordingly, the preferred stock dividends have not been adjusted for the effect of income taxes.

La Quinta Properties, Inc.

	Six Months Ended June 30,		Years Ending December 31,
	2003	2002	2002	2001	2000	1999	1998
Fixed Charges:
Interest expense including amortization of debt issue costs and discounts and premiums related to indebtedness	31,197	39,344	66,310	101,940	186,457	246,413	178,374
Interest capitalized	—	474	474	1,561	593	6,223	13,480
Estimated interest component of rent expense	169	147	296	254	193	231	169

Total Fixed Charges	31,366	39,965	67,080	103,755	187,243	252,867	192,023

Earnings:
Add:
Pretax (loss) income from continuing operations before minority interests in consolidated subsidiaries	(68,413)	44,796	4,278	(180,648)	(271,407)	89,914	160,931
Fixed charges	31,366	39,965	67,080	103,755	187,243	252,867	192,023
Amortization of capitalized interest	206	206	412	401	362	760	1,962

	(36,841)	84,967	71,770	(76,492)	(83,802)	343,541	354,916

Less interest capitalized	—	474	474	1,561	593	6,223	13,480

Total Adjusted Earnings	(36,841)	84,493	71,296	(78,053)	(84,395)	337,318	341,436

Ratio of Earnings to Fixed Charges	—	2.11	1.06	—	—	1.33	1.78
Deficiency in the Coverage of Fixed Charges by Earnings	(68,207)	—	—	(181,808)	(271,638)	—	—

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  Exhibit 12.1